Exhibit 12.3

Computation of Ratio of Earning to fixed charges and
Earnings to fixed charges and preferred stock dividends

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Net income before equity in earnings (loss) from joint ventures and unconsolidated subsidiaries, minority interest and other items	$338,096	$272,186	$185,178	$256,194	$178,168
Add: Fixed Charges as calculated below	433,609	314,865	233,877	195,823	186,110
Add: Distributions of earnings of joint ventures	13,276	6,672	5,840	2,839	5,802
Subtract: Capitalized interest	(1,917)	(788)	—	—	(70)
Subtract: Minority interest (expense) in pre-tax income of subsidiaries that have not incurred fixed charges	(1,093)	(691)	(225)	—	—
Total earnings	$781,971	$592,244	$424,670	$454,856	$370,010
Fixed charges:
Interest expense (1)	$429,807	$313,053	$232,918	$194,999	$185,362
Plus: Capitalized interest	1,917	788	—	—	70
Implied interest component on the company’s rent obligations	1,885	1,024	959	824	678
Fixed charges	$433,609	$314,865	$233,877	$195,823	$186,110
Preferred dividend requirements	42,320	42,320	51,340	36,908	36,908
Fixed charges and preferred stock dividends	$475,929	$357,185	$285,217	$232,731	$223,018
Earnings to fixed charges(2)	1.8x	1.9x	1.8x	2.3x	2.0x
Earnings to fixed charges and preferred stock dividends(3)	1.6x	1.7x	1.5x	2.0x	1.7x

Explanatory Notes:

(1)             For the years ended December 31, 2006, 2005, 2004, 2003 and 2002, interest expense includes $0, $0, $190, $337 and $348, respectively, of interest expense reclassed to discontinued operations.

(2)             The ratio for 2004 gives effect to the CEO, CFO and ACRE Partners compensation charges of $106.9 million and the 8.75% Senior Notes due 2008 redemption charges of $11.5 million. Excluding these charges, the ratio of earnings to fixed charges would have been 2.3x.

(3)             The ratio for 2004 excludes the preferred stock redemption charge of $9.0 million. Excluding this charge, the ratio of earnings to fixed charges and preferred stock dividends would have been 2.0x.